Contact

www.linkedin.com/in/justherride
(LinkedIn)

justherrideshare.com (Company)

Kimberly Evans

Founder & CEO at Just Her Rideshare, Inc., Speaker, Mentor,
VenturePrise Alumni, CED Alumni, NCIDEA Grantee
Charlotte, North Carolina, United States

Summary

Over 30 years of experience as an entrepreneur and business
owner. Industry and Skills are Management, Quality Assurance,
SME, Corporate Training and Instructor.

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Experience

Just Her Rideshare, Inc.
Founder & CEO
May 2020 - Present (5 years 6 months)
Charlotte, North Carolina, United States

Shared Economy Mobility and Ridesharing

ECS Logistics, LLC
Co-Owner
May 2019 - May 2023 (4 years 1 month)
Fort Mill, South Carolina, United States

Logistics (Trucking)

Evans Consulting Services, Inc.
Vice President
October 2003 - May 2020 (16 years 8 months)
Fort Mill, South Carolina, United States

Consulting and Client Support Call Center

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Education

Gaston College & Central Piedmont Community College
English Language and Literature, General